ARC-Northcliffe Income Properties, Inc.
405 Park Avenue, 15th Floor, New York, NY 10022
T: (212) 415-6500 F: (212) 421-5799
www.americanrealtycap.com

October 27, 2011

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4041
ATTN: Duc Dang
Telephone: 202-551-3386

Re:	ARC – Northcliffe’s Rule 477 Application for Withdrawal of its Registration Statement on Form S-11, File No. 333-169881, Accession No. 0001144204-10-067695, initially filed on October 12, 2010

Dear Mr. Dang:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ARC – Northcliffe Income Properties, Inc., whose CIK is 0001503109, (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-11 (File No. 333-169881; Accession No. 0001144204-10-067695) initially filed with the Commission on October 12, 2010, together with all exhibits thereto (the “Registration Statement”), and that such withdrawal be deemed effective as of October 27, 2011. The grounds upon which the Company is making this application for withdrawal are that the Company no longer desires to register its common stock, par value $0.01 per share, pursuant to Rule 415 under the Securities Act as described in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

We would appreciate if you would please provide John A. Good of Bass, Berry & Sims PLC a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. Mr. Good’s facsimile number is (888) 543-4644.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact John A. Good at (901) 543-5901 or Andrew Garrett at (901) 543-5714, each of Bass, Berry & Sims PLC, the Company’s legal counsel.

Very truly yours, ARC – NORTHCLIFFE INCOME PROPERTIES, INC. /s/ Brian S. Block Brian S. Block Executive Vice President and Chief Financial Officer